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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Collins & Aikman Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   194830 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Paul Buffum, Esq., Joan Fabrics Corporation, 100 Vesper Executive Park,
                 Tyngsboro, MA 01879 - Telephone (978) 649-5626
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       Elkin B. McCallum........................................................
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  ....................................................................

       (b)  ....................................................................
--------------------------------------------------------------------------------
3.     SEC Use Only

       .........................................................................
--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)
       ..............N/A........................................................
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e) ......................................................
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization..........United States.......X......
--------------------------------------------------------------------------------
Number of        7.      Sole Voting Power                 -0-
Shares           ---------------------------------------------------------------
Beneficially     8.      Shared Voting Power               3,740,100
Owned by         ---------------------------------------------------------------
Each             9.      Sole Dispositive Power            -0-
Reporting        ---------------------------------------------------------------
Person With      10.     Shared Dispositive Power          3,740,100
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person    3,740,100
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions) ......................................................
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)              4.47%
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)                      IN
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

      The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the commons stock, par value $.01 per share (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 250 Stephenson Highway, Troy, Michigan 48090

ITEM 2. Identity and Background

      This Statement is filed by Elkin B. McCallum. Mr. McCallum's business address is 100 Vesper Executive Park, Tyngsboro, Massachusetts 01879. Mr. McCallum is Chairman of the Board of Directors of Joan Fabrics Corporation During the five years prior to the date hereof, Mr. McCallum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. McCallum been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding Mr. McCallum was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

      Mr. McCallum is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

      N/A

ITEM 4. Purpose of Transaction

      N/A

ITEM 5. Interest in Securities of the Issuer

      (a) The aggregate number of shares of Common Stock beneficially owned by Mr. McCallum is 3,740,100. This number includes the following securities: 835,400 shares of Common Stock owned directly by Mr. McCallum and his wife Donna McCallum and 2,904,700 shares of Common Stock owned by The McCallum Family Foundation of which Mr. McCallum acts as one of three Trustees. For purposes of Section 13, Mr. McCallum beneficially owns 4.47% of the Company. This percentage is based upon 83,630,000 shares of outstanding Common Stock.

      (b) Mr. McCallum shares the power to vote or direct the vote of, or to dispose or direct the disposition of 3,740,100 shares of Common Stock.

      (c) The following transactions were effected from March 21, 2003 until September 15, 2004 when the reporting person ceased to be the beneficial owner of more than five percent (5%) of this class of securities. (See attached)

      (d) On September 15, 2004, the reporting person ceased to be the beneficial owner of more than five percent (5%) of this class of securities.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      In connection with the share acquisition relating to the merger of JAII Acquisition Co. into Joan Automotive Industries, Inc. ("JAI"), Elkin McCallum entered into a Stockholders Agreement, dated as of September 21, 2001, among the Company, Heartland Industrial Partners, L.P. ("Heartland"), Charles Becker, Michael E. McInerney, Jens Hohnel, Joan Fabrics Corporation, JFC Holdings Trust, Donna McCallum and Elkin McCallum (the "Joan Investors"). The Stockholders Agreement does not apply to the shares of the Company currently beneficially owned by the reporting person.

      The common stock of the Company formerly owned by Joan Fabrics Corporation was also subject to certain rights and restrictions in that certain Registration Rights Agreement dated July 3, 2001 (effective with respect to Joan Fabrics Corporation as of September 21, 2001) among the Company, Charles E. Becker, Michael E. McInerney, Jens Hohnel, Joan Fabrics Corporation, JFC Holdings Trust, Donna McCallum and Elkin McCallum. The Registration Rights Agreement does not apply to the shares of the Company currently beneficially owned by the reporting person

ITEM 7. Material to Be Filed as Exhibits

      N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 18, 2005

                                                        Signature

                                                    /S/ Elkin McCallum
                                                    ------------------


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

DIRECT OWNERSHIP

ELKIN MCCALLUM                        SHARES     PRICE        OPEN MARKET SALES
--------------                        ------     -----        -----------------
March 18, 2004       -     sold      211,500  @  $5.5246            Yes

March 19, 2004       -     sold       75,200  @  $5.5252              "

March 31, 2004       -     sold      113,300  @  $5.5046              "


ELKIN AND DONNA MCCALLUM

July 12, 2004        -     sold      30,000   @  $  5.65              "


INDIRECT OWNERSHIP

THE MCCALLUM FAMILY FOUNDATION

March 21, 2003       -     sold       17,500  @  $  4.50              "

December 8, 2003     -     sold     327,100   @  $4.0884              "

December 9, 2003     -     sold     100,000   @  $4.0041              "

December 10, 2003    -     sold       25,000  @  $4.0918              "

December 12, 2003    -     sold       10,000  @  $  4.13              "

December 16, 2003    -     sold       30,000  @  $  4.00              "

JOAN FABRICS CORPORATION

May 26, 2004         -     sold       11,100  @  $  5.50              "

June 2, 2004         -     sold       62,800  @  $5.5212              "

June 3, 2004         -     sold       76,100  @  $  5.50              "

June 4, 2004         -     sold       75,000  @  $  5.55              "

June 7, 2004         -     sold       50,900  @  $5.6634              "

June 8, 2004         -     sold       44,200  @  $5.6575              "

ELKIN MCCALLUM                        SHARES     PRICE        OPEN MARKET SALES
--------------                        ------     -----        -----------------
June 9, 2004         -     sold          700  @  $  5.75              "

June 10, 2004        -     sold       13,500  @  $5.6956              "

June 14, 2004        -     sold       18,700  @  $5.5612              "

June 15, 2004        -     sold       10,000  @  $  5.50              "

June 17, 2004        -     sold       37,000  @  $  5.50              "

June 24, 2004        -     sold       15,500  @  $  6.03              "

June 25, 2004        -     sold      161,900  @  $5.8851              "

June 29, 2004        -     sold       26,200  @  $5.7724              "

June 30, 2004        -     sold       30,700  @  $  5.75              "

July 7, 2004         -     sold       36,400  @  $5.5508              "

July 8, 2004         -     sold       29,300  @  $  5.50              "

July 14, 2004        -     sold       82,600  @  $5.6970              "

July 16, 2004        -     sold        4,500  @   5.6267              "

July 19, 2004        -     sold        1,600  @   5.50                "

September 13, 2004   -     sold      137,100  @   4.7979              "

September 15, 2004   -     sold        2,900  @   4.7879              "